Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
(dollars in thousands)	2013	2012	2013	2012

Earnings:
Income (loss) before provision for (benefit from) income taxes	$40,338	$(66,518)	$31,377	$(138,549)
Interest expense	214,795	275,669	441,896	556,249
Implicit interest in rents	2,373	2,520	4,839	7,208
Total earnings	$257,506	$211,671	$478,112	$424,908

Fixed charges:
Interest expense	$214,795	$275,669	$441,896	$556,249
Implicit interest in rents	2,373	2,520	4,839	7,208
Total fixed charges	$217,168	$278,189	$446,735	$563,457

Ratio of earnings to fixed charges*	1.19	0.76	1.07	0.75

*            Earnings did not cover total fixed charges by $66.5 million for the three months ended June 30, 2012 and $138.5 million for the six months ended June 30, 2012.

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